Exhibit 99.1

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2022

VANCOUVER, BC, Feb. 7, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), reports its financial results for the three and six months ended December 31, 2022.  All figures are expressed in US dollars unless otherwise stated.

FISCAL 2023 Q2 HIGHLIGHTS

  The Company reported the results of the preliminary economic assessment (the "PEA") of the Silver Sand Project on January 9, 2023. The PEA shows a post-tax net present value ("NPV") (at a 5% discount rate) of $726 million with an internal return rate ("IRR") of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. Please see "Cautionary Note Regarding Results of Preliminary Economic Assessment".
  The Company released the updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate (the "MRE") for the Silver Sand Project on November 28, 2022. The MRE shows total measured and indicated mineral resource of 201.77 million ounces of silver at a head grade of 116 grams per tonne ("g/t"). Please see "Silver Sand Project".
  The Company completed the 2022 drill program at the Carangas Silver-Gold Project for a total of 50,368 meters ("m") in 115 drill holes, of which assay results for 85 drill holes have been received and released to date. The assay results continue to indicate that a thick zone of gold mineralization occurs beneath a shallow silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick. Please see "Carangas Project".
  The Company advanced the 6,000 m initial discovery drill program at the Silverstrike Project, and a total of 3,200 m in 10 drill holes have been completed, of which assay results for two drill holes have been received and released to date. The assay results intersected broad gold mineralization near-surface. Please see "Silverstrike Project".
  The Company strengthened the Board and management team by appointing Dr. Peter Megaw and Mr. Dickson Hall as directors and Mr. Andrew Williams as President of the Company.
  The Company maintained working capital of $14.4 million, sufficient to advance the existing exploration projects and other regional exploration initiatives.

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended December 31, 2022 was $1.87 million or $0.01 per share (three months ended December 31, 2021 – net loss of $1.30 million or $0.01 per share).  The Company's financial results were mainly impacted by the following: (i) operating expenses of $1.93 million compared to $1.36 million in the comparative quarter; (ii) net income from investments of $0.08 million compared to $0.13 million in the comparative quarter; and (iii) foreign exchange loss of $0.03 million compared to $0.06 million in the comparative quarter.

For the six months ended December 31, 2022, net loss attributable to equity holders of the Company was $3.96 million or $0.03 per share compared to net loss of $2.67 million or $0.02 per share for the six months ended December 31, 2021.

Operating expenses for the three and six months ended December 31, 2022 were $1.93 million and $3.99 million, respectively (three and six months ended December 31, 2021 - $1.36 million and $2.96 million, respectively).

Net Income from investments for the three months ended December 31, 2022 was $0.08 million (three months ended December 31, 2021 – $0.13 million) and is comprised of a $0.01 million loss on the Company's equity investments  (three months ended December 31, 2021 – gain of $0.07 million), a $0.03 million loss on bonds (three months ended December 31, 2021 – gain of $0.03 million), and $0.12 interest earned from cash accounts (three months ended December 31, 2021 - $0.02 million).

For the six months ended December 31, 2022, income from investments was $0.04 million (six months ended December 31, 2021 – $0.08 million).

Foreign exchange loss for the three months ended December 31, 2022 was $0.03 million (three months ended December 31, 2021 – $0.06 million).  The Company holds a portion of cash and short-term investments in USD to support its operations in Bolivia.  Revaluation of these USD-denominated financial assets to their Canadian dollar ("CAD") functional currency equivalents resulted in unrealized foreign exchange gain or loss for the relevant reporting periods.  For the three months ended December 31, 2022, the USD depreciated by 1.2% against the CAD (from 1.3707 to 1.3544) while in the comparative period the USD depreciated by 0.5% against the CAD (from 1.2741 to 1.2678).

For the six months ended December 31, 2022, foreign exchange loss was $0.01 million (six months ended December 31, 2021– gain of $0.2 million).

Working Capital: As of December 31, 2022, the Company had working capital of $14.4 million.

PROJECT OVERVIEW

SILVER SAND PROJECT

In 2021, the Company completed a drill program of 13,313.7 m in 55 holes.  The 2021 drill program comprised structure orientation drilling, step-out and infill drilling as well as exploration drilling.  Assay results of all drill holes have been received.  Detailed structural logging and assays of the oriented drill cores confirmed previous understanding of the orientation of mineralized structures and resource model which are dominantly striking in the direction of north and northwest and dipping in the direction of west at high angles which are also evidenced at surface outcrops and historical underground workings.  Step-out drilling was carried out mainly outside of the major mineralized trends with results indicating the existence of multiple smaller satellite mineralized zones between the major mineralized trends.  For details of the 2021 drill program, please refer to the Company's news release dated April 6, 2022.

In 2022, the Company conducted a resource infill drilling and step-out drilling program at the Silver Sand south block and completed 19,323 m in 86 drill holes. Assay results for all drill holes have been received. The resource infill drilling aimed to improve the confidence in the continuity of mineralization in the core area of the Silver Sand Project and upgrade resources, while the step-out drilling was designed to test the extension of the mineralized zones up and down dip as well as on strike. The infill and step-out drilling results were included in the MRE update and incorporated into the PEA. For details of the 2022 drill program, please refer to the Company's news releases dated September 19, 2022, May 31, 2022, and April 6, 2022.

On January 9, 2023, the Company reported the results of the PEA of its Silver Sand Project.  AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and water management).  The PEA is based on the MRE, which was reported on November 28, 2022.  Please see "Cautionary Note Regarding Results of Preliminary Economic Assessment". For more details on the PEA, please refer to the Company's news release dated January 9, 2023.

For the three and six months ended December 31, 2022, total expenditures of $1.70 million and $4.20 million, respectively (three and six months ended December 31, 2021 - $1.22 million and $3.42 million, respectively) were capitalized under the project.

CARANGAS PROJECT

In 2021, the Company completed an initial discovery drill program of 13,209 m in 35 drill holes.  Assay results of all drill holes have been received.  Results from the 2021 discovery drill program confirmed the broad silver-rich polymetallic mineralization near surface and intersected a wide zone of gold mineralization below it.  For details of the 2021 discovery drill program, please refer to the Company's news releases dated May 17, 2022, February 23, 2022, and February 10, 2022.

Following the success of the 2021 discovery drill program, the Company completed the 2022 resource definition drill program for a total of 50,368 m in 115 drill holes.  Assay results of 85 drill holes have been received and released to date.  The assay results continue to indicate that a thick zone of gold mineralization occurs beneath a shallow silver horizon measuring approximately 1,000 m long, 800 m wide, and up to 200 m thick.  For details of the 2022 drill program, please refer to the Company's news releases dated February 1, 2023, January 24, 2023, October 19, 2022, August 8, 2022, and July 13, 2022.

The Company plans to drill 15,000 m during the first quarter of 2023 at the Carangas Project to test the eastern extension of gold mineralization beneath the East Dome and expand parts of the shallow silver horizon.  Following this drill program, an inaugural resource estimate is planned in the second quarter of 2023.

For the three and six months ended December 31, 2022, total expenditures of $2.87 million and $5.85 million, respectively (three and six months ended December 31, 2021 - $1.43 million and $1.97 million, respectively) were capitalized under the project.

SILVERSTRIKE PROJECT

In 2022, the Company commenced a 6,000 m initial discovery drill program at the Silverstrike Project.  As of the date of this news release, a total of 3,200 m in 10 drill holes have been completed, of which assay results of the two drill holes have been received.  The assay results intersected broad gold mineralization starting near surface.  For details of the initial discovery drill program, please refer to the Company's news releases dated November 1, 2022 and September 12, 2022.

For the three and six months ended December 31, 2022, total expenditures of $0.70 million and $1.15 million, respectively (three and six months ended December 31, 2021 - $0.01 million and $0.01 million, respectively) were capitalized under the project.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's management discussion and analysis and the unaudited condensed consolidated interim financial statements and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR at www.sedar.com,on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein using standard verification processes, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, has released its inaugural PEA study in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 millions with an IRR of 39%, underpinned by total silver production of 171 million ounces over 14 years of mine life.  At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2022.  The third project, the Silverstrike Silver-Gold Project, had a 6,000 m discovery drill program ongoing since June 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp. Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA results of are preliminary in nature and are intended to provide an initial assessment of the Silver Sand Project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons for the PEA for the purposes of NI 43-101 are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. Who estimated the mineral resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on November 28, 2022. The effective date of the MRE is October 31 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; inferred, indicated or measured mineral resources or mineral reserves on the Company's projects; the results of the PEA; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with the Corporacion Minera de Bolivia ("COMIBOL") by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in NI 43-101.  Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the U.S. Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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